UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

Arnt Jeschke
Charlottenstrasse 4
Berlin, Germany 10969
49(0)30300131800

With a copy to:

Tamara Thompson
Thompson Legal Advisory Services
229 Brannan Street, Suite 18G
San Francisco, CA 94107
(415) 495-5224

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rocket Internet SE

00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany
	7.	SOLE VOTING POWER

NUMBER OF		3,366,138 (1)
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		00,000
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		3,366,138 (1)
	10.	SHARED DISPOSITIVE POWER

		00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,366,138 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.94% (2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Ordinary Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 26,010,365 ADSs outstanding as of July 1, 2019, based on information from the Issuer’s Form 6-K filed on July 2, 2019.

CUSIP No. 846517100	13D/A	Page 3 of 4 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is American Depositary Shares, each representing 0.1 Ordinary Share (the “ADSs”), of Spark Networks SE, a company organized under the laws of Germany (the “Issuer”). The principal executive offices of the Issuer are located at Kohlfurter Straße 41/43, Berlin 10999 Germany.

Note: Rocket Internet SE (“Rocket”) initially filed this Schedule 13D on January 8, 2018. The purpose of this Amendment No. 1 is to report a decrease in ownership percentage of ADSs due to the Issuer’s issuance of additional ADSs pursuant to the Agreement and Plan of Merger, dated March 21, 2019, by and among the Issuer and the other parties therein (the “Zoosk Merger Agreement”) as reported in the Issuer’s Form 6-K filed on July 2, 2019 and to report the sale of ADSs by Rocket. Rocket exchanged all of its Ordinary Shares of the Issuer into ADSs of the Issuer on June 6, 2019.

Item 5. Interest in Securities of the Issuer.

(a) Rocket is the beneficial owner of 3,366,138 ADSs of the Issuer, which represents approximately 12.94% of the outstanding shares of the ADSs as of July 1, 2019.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rocket that it is the beneficial owner of any ADSs or Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Rocket has sole voting and dispositive power with respect to the ADSs held by Rocket.

(c) On July 1, 2019, the Issuer agreed to issue an additional 12,980,000 ADSs in accordance with Zoosk Merger Agreement to former equity holders of Zoosk, Inc. described and subject to the Form 6-K filed by the Issuer on July 2, 2019. The transaction did not affect the number of Ordinary Shares or ADSs held by Rocket, only a decrease in Rocket’s ownership percentage due to an increase in the total number of ADSs outstanding.

Between August 1, 2019 and August 2, 2019, Rocket sold 582 ADSs at an average sale price of $9.00 per share. All such sales were made on the open market through a registered broker-dealer.

Rocket has not engaged in any other transactions in Issuer ADSs during the period between the filing of the Schedule 13D and this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 846517100	13D/A	Page 4 of 4 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET INTERNET SE

By:	/s/ Arnt Jeschke

Name:	Arnt Jeschke

Title:	General Proxyholder

Date:	September 4, 2019

By:	/s/ Arnd Lodowicks

Name:	Arnd Lodowicks

Title:	General Proxyholder

Date:	September 4, 2019